SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No. 3)*

NAME OF ISSUER:   ACORN HOLDING CORP.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  004853 10 7

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:
     Herbert Berman, Esq.
     405 Lexington Avenue
     New York, New York 10174
     (212) 885-5337

DATE OF EVENT WHICH REQUIRES FILING:  October 21, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



_________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be note deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.:  004853 10 7

1.   NAME OF REPORTING PERSON:  Herbert Berman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)           (b)

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.   SOLE VOTING POWER:  283,600

8.   SHARED VOTING POWER: -0-

9.   SOLE DISPOSITIVE POWER:  283,600

10.  SHARED DISPOSITIVE POWER: -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  283,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes         No

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             5.1%

14.  TYPE OF REPORTING PERSON:  IN












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ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 3 amends Amendment No. 2 to
Schedule 13D, dated November 25, 1996, of Herbert Berman with respect to the Common Stock, $.01 par value (the
"Common Stock"), of Acorn Holding Corp. (formerly Acorn
Venture Capital Corporation) a Delaware corporation (the
"Company"). The principal executive offices of the Company are located at 100 Park Avenue, 23rd Floor, New York, NY
10017.

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  This Schedule 13D is being filed by Herbert
Berman (the "Reporting Person").

          (b)  The principal business address of the
Reporting Person is located at 405 Lexington Avenue, New
York, New York 10174.

          (c) The Reporting Person is Of Counsel to the law firm of Tenzer Greenblatt LLP, having a principal place of business at the address set forth in Item 2(b).

          (d) and (e) During the last five years, the Reporting Person has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

          (f)  U.S. citizen.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of November 14, 1997, the Reporting Person beneficially owns 283,600 shares of Common Stock, represent-ing approximately 5.1% of the shares of Common Stock outstanding as of that date. The Reporting Person's three adult children each own 17,000 shares of Common Stock (aggregating 51,000 shares), of which the Reporting Person disclaims beneficial ownership.



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
          (b)  The Reporting Person has sole voting and
investment power of 283,600 shares of Common Stock bene-
ficially owned by him.   Each of the Reporting Persons
adult children have sole voting and investment power of the 17,000 shares of Common Stock beneficially owned.

          (c)  Not applicable.

          (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the 283,600 shares of Common Stock directly owned by the Reporting Person.

          (e)  Not applicable.


                          SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule
13D is true, complete and correct.


Dated:  November 18, 1997

                              HERBERT BERMAN
                              ---------------------------
                              HERBERT BERMAN















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